                                                            Exhibit 11.01


                    APPLIED IMAGING CORP. AND SUBSIDIARIES

                  COMPUTATION OF PRO FORMA NET LOSS PER SHARE
               (Unaudited, in thousands, except per share data)

                                          Three Months Ended          Six Months Ended
                                             June 30, 1996              June 30, 1996
                                            ---------------            ---------------
Weighted average common shares outstanding      1,089,745               1,084,210

Preferred Stock (1)                             2,939,006               2,939,006



Common stock equivalents accounted for
under Staff Accounting Bulletin No. 83:

         Preferred stock                        1,106,217               1,106,217
         Employee stock options                   217,140                 217,140
         Preferred stock warrants                 340,010                 340,010
                                              -----------              ----------
         Total weighted average common
         shares outstanding                     5,692,118               5,686,583
                                              ===========              ==========

Net loss                                         (575,000)             (1,235,000)
                                              ===========              ==========

Pro forma net loss per share                   $    (0.10)             $    (0.22)
                                              ===========              ==========

(1) Includes convertible preferred stock and 110,416 preferred stock warrants converted into 85,388 shares of common stock, under the treasury-stock method.